Exhibit 4.2

Description of EWSB Bancorp, Inc. Common Stock

Unless otherwise indicated or the context otherwise requires, references in this Exhibit 4.2 to the “Company,” the “Bank”, “we, “us” and “our” refer collectively to EWSB Bancorp, Inc. and East Wisconsin Savings Bank or to any of those entities, depending on the context.

General

The Company is authorized to issue 4,000,000 shares of common stock, par value of $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. Each share of Company common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. All of the shares of common stock are duly authorized, fully paid and non-assessable.

Common Stock

Dividends. The Company may pay dividends to an amount equal to the excess of our capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make us insolvent, as and when declared by our board of directors. The payment of dividends by the Company is also subject to limitations that are imposed by law and applicable regulation. The holders of common stock of the Company are entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If the Company issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of the Company have exclusive voting rights in the Company. They elect the Company’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of the Company’s common stock, however, is not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If the Company issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Amendments to the articles of incorporation require a two-thirds stockholder vote in certain circumstances, and certain matters require an 80% stockholder vote.

Liquidation. In the event of any liquidation, dissolution or winding up of the Bank, the Company, as the holder of 100% of the Bank’s capital stock, would be entitled to receive all assets of the Bank available for distribution, after payment or provision for payment of all debts and liabilities of the Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the event of liquidation, dissolution or winding up of the Company, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of the Company are not be entitled to preemptive rights with respect to any shares that may be issued, unless such preemptive rights are approved by the board of directors. The common stock is not subject to redemption.

Preferred Stock

None of the shares of the Company’s authorized preferred stock are outstanding. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and that could assist management in impeding an unfriendly takeover or attempted change in control.

EWSB Bancorp, Inc.’s Articles of Incorporation and Bylaws

The Company’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of stockholders that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the Board of Directors or management of the Company more difficult.

Directors. The board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it would take at least two annual elections to replace a majority of the board of directors. The bylaws establish qualifications for board members, including restrictions on affiliations with competitors of the Bank, restrictions based upon prior legal or regulatory violations, a residency requirement and an age requirement.

Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Restrictions on Calling Special Meetings. The articles of incorporation and bylaws provide that special meetings of stockholders can be called by the president, the chairperson, by a majority of the whole board of directors or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Stockholder Nominations and Proposals. The bylaws provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of stockholders must submit written notice to the Company at least 90 days, but not more than 100 days, prior to the anniversary date of the proxy statement relating to the previous year’s annual meeting. However, if less than 90 days’ prior public disclosure of the date of the meeting is given to stockholders and the date of the annual meeting is advanced by more than 30 days, or delayed by more than 30 days, from the anniversary date of the preceding year’s annual meeting, then stockholders must submit written notice to the Company no later than 10 days following the day on which public disclosure of the date of the meeting is first made in a press release, in a document filed with the SEC or on a website maintained by the Company.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. The articles of incorporation provide that no record owner of any of the outstanding common stock of the Company that is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit. The 10% limit will not apply if, before the stockholder acquires shares in excess of the 10% limit, the acquisition is approved by a majority of the directors who are not affiliated with the holder and who were members of the board of directors prior to the time of the stockholder’s acquisition (or who were chosen to fill any vacancy of an otherwise unaffiliated director by a majority of the unaffiliated directors). This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles stockholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-outstanding common stock of the Company entitled to vote (after giving effect to the limitation on voting rights discussed above in “Limitation of Voting Rights”).

Authorized but Unissued Shares. The Company has authorized but unissued shares of common and preferred stock. The articles of incorporation authorize 4,000,000 shares of common stock and 1,000,000 shares of serial preferred stock. The Company is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series. In addition, the articles of incorporation provide that a majority of the total number of directors that the Company would have if there were no vacancies on the board of directors may, without action by the stockholders, amend the articles of incorporation to increase or decrease the aggregate number of shares of stock of any class or series that the Company has the authority to issue. In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of the Company.

Amendments to Articles of Incorporation and Bylaws. Amendments to the articles of incorporation must be approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)	the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)	the division of the board of directors into three staggered classes;

(iii)	the ability of the board of directors to fill vacancies on the board;

(iv)	the requirement that directors may only be removed for cause and by the affirmative vote of at least two-thirds of the votes eligible to be cast by stockholders;

(v)	the ability of the board of directors to amend and repeal the bylaws;

(vi)	the ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire the Company;

(vii)	the authority of the board of directors to provide for the issuance of preferred stock;

(viii)	the validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

(ix)	the number of stockholders constituting a quorum or required for stockholder consent;

(x)	the indemnification of current and former directors and officers, as well as employees and other agents, by the Company;

(xi)	the limitation of liability of officers and directors to the Company for money damages;

(xii)	the inability of stockholders to cumulate their votes in the election of directors;

(xiii)	the advance notice requirements for stockholder proposals and nominations;

(xiv)	the requirement that the forum for certain actions or disputes will be a state or federal court located within the State of Maryland; and

(xv)

the provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (xiv) of this list.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of the directors of the Company or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.

The provisions requiring the affirmative vote of 80% of the total votes eligible to be cast for certain stockholder actions have been included in the articles of incorporation of the Company in reliance on Section 2-104(b)(4) of the Maryland General Corporation Law, which permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for stockholder action under the Maryland General Corporation Law.

Evaluation of Offers. The articles of incorporation of the Company provide that its board of directors, when evaluating a transaction that would or may involve a change in control of the Company (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of the Company and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

•	the economic effect, both immediate and long-term, upon the stockholders of the Company, including stockholders, if any, who do not participate in the transaction;

•

the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, the Company and its subsidiaries and on the communities in which the Company and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of the Company;

•	whether a more favorable price could be obtained for the stock of the Company or other securities in the future;

•	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of the Company and its subsidiaries;

•	the future value of the stock or any other securities of the Company the other entity to be involved in the proposed transaction;

•	any antitrust or other legal and regulatory issues that are raised by the proposal;

•

the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•

the ability of the Company to fulfill its objectives as a financial institution holding company and the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Maryland Corporate Law

Business Combinations with Interested Stockholders. Under Maryland law, “business combinations” between the Company and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of the voting stock of the Company after the date on which the Company had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of the Company at any time after the date on which the Company had 100 or more beneficial owners of its stock who, within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the Company. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Company and an interested stockholder generally must be recommended by the board of directors of the Company and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the Company, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the Company other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if the common stockholders of the Company receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Control Share Acquisitions. The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

(i)	one-tenth or more but less than one-third;

(ii)	one-third or more but less than a majority; or

(iii)	a majority of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions for shares acquired through descent or distribution, in satisfaction of a pledge or in a merger, consolidation or share exchange to which the corporation is a party. The control share acquisition statute applies to any Maryland corporation with 100 or more beneficial owners of its stock other than a close corporation or an investment company.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an “acquiring person statement”), may compel the corporation’s Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except for those which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for the control shares, at the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, if voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The foregoing provisions may be modified by a Maryland corporation’s charter or bylaws. Although the bylaws of the Company provide that the Maryland Control Share Acquisition law are inapplicable to acquisitions of common stock of the Company, this bylaw provision may be repealed at any time by a majority vote of the whole board of directors, in whole or in part, at any time, whether before or after a control share acquisition and may be applied to any prior or subsequent control share acquisition.

Federal Conversion Regulations

Without the prior written approval of the Federal Reserve Board, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Federal Reserve Board has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or to an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public, are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Bank Holding Company Act

Federal law provides that no company may acquire control of a bank directly or indirectly without the prior approval of the Federal Reserve Board. Any company that acquires control of a bank becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board. Pursuant to federal regulations, the term “company” is defined to include banks, corporations, partnerships, associations, and certain trusts and other entities. “Control” of a bank is defined as having ownership, control, or power to vote, directly or indirectly, at least 25% of any class of a bank’s voting stock, control in any manner of the election of a majority of the directors of the bank, or the power to exercise a controlling influence over the management or policies of the bank. The Federal Reserve Board has created rebuttable presumptions of control which could render a company in control at ownership levels below 25%. In addition, a bank holding company must obtain Federal Reserve Board approval before acquiring ownership or control of 5% or more of any class of voting stock of a bank or another bank holding company. An acquisition of control of a bank that requires the prior approval of the Federal Reserve Board under the Bank Holding Company Act is generally not subject to the notice requirements of the Change in Bank Control Act.

Accordingly, the prior approval of the Federal Reserve Board under the Bank Holding Company Act would be required: before any bank holding company could acquire 5% or more of the common stock of the Company; and before any other company could acquire 25% or more of the common stock of the Company.

Restrictions applicable to the operations of bank holding companies may also deter companies from seeking to obtain control of the Company. The Federal Reserve Board has created rebuttable presumptions of control which could render a company in control at ownership levels below 25%.